EXHIBIT 1.4
CONSENT AND CONFIRMATION

TO:
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Securities Office, Prince Edward Island
Securities Commission of Newfoundland and Labrador
Registrar of Securities, Northwest Territories
Registrar of Securities, Yukon

AND TO:	PricewaterhouseCoopers LLP (“PWC”) Sterlite Gold Ltd. Fasken Martineau DuMoulin LLP Blake, Cassels & Graydon LLP

RE:	Formal Valuation of Sterlite Gold Ltd.

I, Stanley C. Bartlett, of the City of Norwich, UK hereby certify that I am a qualified person as defined in National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”). I am the author of the technical report entitled “Sterlite Gold Ltd. - Mineral Resources of the Zod Gold Mine, Armenia”, dated November 17, 2004 (the “Technical Report”) prepared for Sterlite Gold Ltd.

I further certify that I have read the disclosure in the formal valuation of Sterlite Gold Ltd., dated as at May 8, 2006 which was prepared by PWC (the “Valuation”), portions of which are summarized or extracted from the Technical Report. The portions of the Valuation which are summarized or extracted from the Technical Report fairly and accurately represent the information in the Technical Report which supports such disclosure.

I consent to the filing of the Technical Report and the Valuation with the securities regulatory authorities in Canada and to the disclosure of the Technical Report in the Valuation and the extracts from and summary of the Technical Report in the Valuation.

DATED the 25th day of August, 2006.
Stanley C. Bartlett, P.Geo